Filed by Freescale Semiconductor, Ltd.

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Freescale Semiconductor, Ltd. (Commission File No. 001-35184)

The following is a transcript of a video presentation by Rick Clemmer, Chief Executive Officer of NXP Semiconductors N.V. (“NXP”), to employees of Freescale Semiconductor, Ltd. (the “Company”), which was recorded on March 6, 2015.

NXP Semiconductors President & CEO, Rick Clemmer – Video for Freescale Employees

Transcription – 6 March 2015

First off, let me say thanks for having the opportunity to talk to you. We just finished the town hall meeting a little while ago. We’re excited about the opportunity to bring Freescale and NXP together to create what we believe to be a great, what we call high performance mixed signal company, and I should explain to you what that is. Basically what we’re talking about is the ability to bring different technology together to address a customer’s solution requirements. So as opposed to talking about high performance analog or talking about SOCs, what we want to be sure is, is that our technology can be able to meet the customer’s requirements and when we think about the strength of what Freescale has combined with the leadership that NXP has in security and some of the connectivity, creates an awesome powerhouse going forward that we’re just excited as we can be about uh, being able to participate in.

When you think about the combination of technology that’s required for the Internet of Things beyond the growth that we see in smart phones and tablets today, you know there’s really a few elements of that: there’s the sensors, which, you know, frankly, with your sensor product capability we have to understand how that will fit in overall Internet of Things going forward but there’s other sources of sensor technology. There’s the computing, which is basically the microcontroller, which you’ve gotta have the fundamental capability associated with. And then you’ve got the connectivity piece which we both have some technology that we can bring together. And then the security where NXP has historically been a true leader associated with device security. And bringing that to our customers to be able to provide a total solution is really about what we’re focused on – how we can bring secure connections.

Now, we’re trying to do that in a focus for the investor community so that it’ll be simple, so secure connections for the smarter world. But just as important is the network processing in the HPRF business, or the, R, uh, RF power business, so the importance of those is, is providing the infrastructure and the capability to be able to support the infrastructure for the connected devices. You know, from a company viewpoint, you know, NXP has been built around a culture of outgrowing the industry by at least 2x, so we want to be sure we’re growing at least 2x faster than the overall semiconductor industry at what we can believe to be top tier profitability, so kinda 25, 26 percent EBIT margins to be able to be sure that we can deliver the returns for our shareholders but also that we can generate the funds to be able to make the R&D investments to be able to sustain the growth rate going forward. You know, the combination just puts us in an awesome position – you know, the fourteenth largest non-memory semiconductor company with NXP today, Freescale at eighteen, coming together to be the fourth largest semiconductor company and also growing faster than anyone in front of us. So, basically an opportunity to continue to grow and create solutions for our customers that make a difference. And so really bringing the opportunity to have people contribute to creating the industry powerhouse associated with addressing the semiconductor growth going forward. Can’t be more excited about that – you know, it’s awesome opportunity.

Clearly, you know, people are concerned about, you know, what this means for them because we talked about line of sight for a half billion dollars of synergies, but a lot of that’s not associated with people. You know, it’s tools, maybe driving CAD tool costs down somewhat. It’s the ability to have more buying power as we buy wafers, but there are some support functions that it will have an effect on. You know our intent is, is that we want to be sure in creating the industry powerhouse we have the best resources, the best people focused on that, so it’s kind of a jump ball for the best athlete where we have the opportunity. There’ll be some organizations clearly that’ll be one side or the other depending on the skill set and the capability. But what the real opportunity is, is to bring all of our teams together, all of our people together to really focus on the solutions for the customer, or as we like to say at NXP, you know, a customer focused passion to win.

You know that’s what it’s gotta be about is, how we can win in the marketplace, how we can drive those results, the ability to bring your capability, and the capability that Freescale has done a great job of showing results, you know Gregg and the team have done a outstanding job for the last couple years making significant progress. With the results that NXP has been able to accomplish over the last few years – just to put in perspective NXP outgrew the industry, we grew at our HPMS business at nineteen percent in 2014 and the industry was maybe six or seven, so you know maybe 3x the growth of the industry. So that’s the exciting part is how we can bring that together to really create a powerhouse moving forward.

You know, Austin will continue to be a very important site in the combined company. Our approach is, is how we bring the best resources of technology together to be able to drive solutions for a customer. And not just Austin, but all of the key skills around the U.S. and around the world that again bringing those skills together with NXP and Freescale combine to emerge as a powerhouse is the key.

Um, you know factories, some question on what does it mean for factories. You know, factory utilization is high in the NXP facilities as well as the Freescale facilities so we don’t see any factory shutdowns associated with this, associated with the transaction, it’s more about how we can continue to reduce cycle time and continue to improve performance and raise the bar on our overall performance and work together to be able to drive that.

So, again, it’s a pleasure for me to be coming back home to Texas. I grew up and lived in Texas all my life until I left TI kind of in the uh, in ‘96 but a long experience and long um history at TI before that and then done a number of things since then. But uh really excited about the opportunity to think about the future and how we can truly create the industry powerhouse in being able to address our customer solutions and move forward to be able to create a great company going forward.

So thanks a lot, look forward to it. Relative to questions that haven’t been addressed, there is a website that’ll be set up and we’ll be able to provide questions and feedback to you as that takes place. As I think it’s important Gregg emphasized at the town hall and we’re emphasizing for the NXP team, until we close the transaction it’s all about continuing to focus on driving our results near term. It’s about delighting our customers and being sure we meet our financial objectives that we have and continuing to gain market share. So that’s really critical for all of us to think about, we’ll have the integration teams that will be doing some work, there’s legal guidelines that will be on the website associated with that. But please be sure that if you have any concerns or questions at all you get that in. We’ll try to be sure that all those answers are taken care of between Gregg and myself and, and all of the people that’ll be involved in trying to support you. So thanks for your interest and we’re looking forward to having a great company that can really drive results going forward.

Thank you.

Cautionary Statement Regarding Forward Looking Statements

This document includes “forward-looking statements” within the meaning of the securities laws. The words “may,” “could,” “should,” “estimate,” “project,” “forecast,” intend,” “expect,” “anticipate,” “believe,” “target,” “plan,” “providing guidance” and similar expressions are intended to identify information that is not historical in nature.

This document contains forward-looking statements relating to the proposed transaction between the Company and NXP pursuant to a merger. All statements, other than historical facts, including statements regarding the expected timing of the closing of the transaction; the ability of the parties to complete the transaction considering the various closing conditions; the expected benefits of the transaction such as improved leverage ratio, improved operations, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of NXP following completion of the proposed transaction; and any assumptions underlying any of the foregoing, are forward-looking statements. Such statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. You should not place undue reliance on such statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, that (1) one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the shareholders of each of the Company and NXP may not be obtained; (2) there may be a material adverse change of the Company or the business of the Company may suffer as a result of uncertainty surrounding the transaction; (3) the transaction may involve unexpected costs, liabilities or delays; (4) legal proceedings may be initiated related to the transaction; (5) there may be difficulties and delays in achieving synergies and cost savings; and (6) other risk factors as detailed from time to time in the Company’s and NXP’s reports filed with the Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 10-K for the year ended December 31, 2014 which is available on the SEC’s Website (www.sec.gov). There can be no assurance that the merger will be completed, or if it is completed, that it will close within the anticipated time period or that the expected benefits of the merger will be realized.

Neither the Company nor NXP undertakes any obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Additional Information and Where to Find It

In connection with the proposed strategic combination, NXP plans to file with the SEC a Registration Statement on Form F-4 that will include a proxy statement of the Company and a prospectus of NXP. The Company will mail the prospectus/proxy statement to its shareholders. INVESTORS ARE URGED TO READ THE PROSPECTUS/PROXY STATEMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the prospectus/proxy statement, as well as other filings containing information about the Company and NXP, free of charge, from the SEC’s Website (www.sec.gov). Investors may also obtain the Company’s SEC filings in connection with the transaction, free of charge, from the Company’s Web site (www.investors.freescale.com) under the link “Investors Relations” and then under the tab “SEC Filings,” or by directing a request to Freescale Semiconductor, Ltd., 6501 William Cannon Drive West, MD OE62, Austin, Texas 78735, Attention: Secretary. Investors may also obtain NXP’s SEC filings in connection with the transaction, free of charge, on NXP’s Investor Relations internet website at http://www.nxp.com/investor or by contacting NXP’s Investor Relations Contact by phone at 1-408-518-5411.

Participants in the Merger Solicitation

The respective directors, executive officers and employees of the Company and NXP and other persons may be deemed to be participants in the solicitation of proxies in respect of the transaction. Information regarding the Company’s directors and executive officers is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 6, 2015, and its proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on March 21, 2014. Information regarding NXP’s directors and executive officers is set forth in its Annual Report on Form 20-F for the year ended December 31, 2014, which was filed with the SEC on March 6, 2015. These documents can be obtained free of charge from the sources indicated above. Other information regarding the interests of the participants in the proxy solicitation will be included in the joint prospectus/proxy statement when it becomes available. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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